Via Facsimile and U.S. Mail
Mail Stop 4720

February 22, 2010

J. David Boyle II
Senior Vice President and Chief Financial Officer
AVI BioPharma, Inc.
3450 Monte Villa Parkway, Suite 101
Bothel, Washington 98021

**Re:   AVI BioPharma, Inc.**
**Form 10-K for the Fiscal Year Ended December 31, 2008**
**Schedule 14A filed April 14, 2009**
**File Number:  001-14895**

Dear Mr. Boyle II:

        We have reviewed your letter dated February 17, 2010 and have the following comment.  We have limited our review of your filings to those issues we have addressed in our comment.  In our comment, we ask you to provide us with information to better understand your disclosures.  Where a comment requests you to revise disclosure, the information you provide should show us what the revised disclosure will look like and identify the annual or quarterly filing, as applicable, in which you intend to first include it.  If you do not believe that revised disclosure is necessary, explain the reason in your response.  After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.  We look forward to working with you in these respects.  We welcome any questions you may have about our comment or on any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

**Schedule 14A filed April 14, 2009**

Executive Compensation
Compensation Discussion and Analysis
Performance Factors in 2008, page 12

1.  We note your response to our prior comment 2 and your reluctance to provide more detail because of the fact that your response would eventually become part of the public domain.  We reissue our comment.  For each milestone, please

provide us with a detailed analysis supporting your belief that quantification of the milestone would result in competitive harm to the Company.  To the extent you would need to provide confidential information in your response, you may request Rule 83 confidential treatment for the response.

* * * *

Please provide us the information requested within 10 business days or tell us when you will provide us with a response.  Please furnish a cover letter with your response that keys your response to our comments.  Detailed cover letters greatly facilitate our review.  Please furnish your letter on EDGAR under the form type label CORRESP.

Please contact Sebastian Gomez Abero at (202) 551-3578 or me at (202) 551-3715 with any questions.

Sincerely,

Jeffrey P. Riedler
Assistant Director